CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT - Option Grant

Vancouver, August 9th, 2010 - CNW Newswire: CIBT Education Group Inc. (NYSE AMEX & TSX: MBA) reports that it has granted a stock option to a recently appointed director, pursuant to the company's stock option plan, for the purchase of  50,000 common shares.  The option is exercisable at a price of $0.60 per share for a term of three years.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: North America Toll Free: 1-888-865-0901 ext 318.  Email: info@cibt.net

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